1875 K Street N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000

March 27, 2019

VIA EDGAR

Ms. Deborah O’Neal-Johnson

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares Trust (the “Trust”)

(Securities Act File No. 333-92935 and

Investment Company Act File No. 811-09729)

Post-Effective Amendment No. 2,026

Dear Ms. O’Neal-Johnson:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,026 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”) on behalf of iShares Self-Driving EV and Tech ETF (the “Fund”), a series of the Trust.

The Securities and Exchange Commission (the “Commission”) staff (the “Staff”) provided comments to the Trust on February 11, 2019. For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1: Please disclose whether the investment objective is to track the performance of the index before or after expenses.

Response: In its description of the Fund’s Principal Investment Strategies, the Registrant states: “The Fund seeks to track the investment results of the Underlying Index before fees and expenses of the Fund.”

Comment 2: Please include a completed fee table and cost example with your comment response letter, filed at least two weeks before effectiveness.

Response: As discussed, the Trust has supplementally provide a completed fee table and the comment response letter to the staff at least two weeks prior to the filing becoming effective.

Comment 3: Please supplementally provide the contents of the underlying index.

Response: The Trust has supplementally provided the contents of the underlying index to the staff.

Securities and Exchange Commission

March 27, 2019

Comment 4: Please consider adding a comma between “self-driving” and “EV” in the Fund’s name.

Response: The Trust respectfully declines to make the requested change because the Trust believes that it is not necessary to include a comma in the Fund’s name. The Trust has provided ample disclosure that the Fund will invest in companies in the self-driving and electric vehicle-related industries, as well as technology companies. Please note that there are a number of operational burdens involved in any name change for the Fund.

Comment 5: Please consider whether the presentation of risks should be reordered from greatest to lowest risk rather than alphabetically.

Response: The Trust has reviewed the risk disclosure and respectfully submits that the current order of the risk factors is appropriate. In response to the Staff’s comment, the Trust has revised the disclosure to add the following to the sections entitled “Fund Overview – Summary of Principal Risks,” “A Further Discussion of Principal Risks” and “A Further Discussion of Other Risks”:

“The order of the below risk factors does not indicate the significance of any particular risk factor.”

Comment 6: Please provide more detail about the specified percentage of revenue described in the Principal Investment Strategies.

Response: The Trust has added additional detail to the Summary Prospectus.

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Sincerely,

/s/ Benjamin J. Haskin
Benjamin J. Haskin

cc:	Deepa Damre

Adithya Attawar

Nicole Hwang

Anne C. Choe